Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Reports Q3 Financial Results
Highlights
■	Strategic alliance with Mangas Gaming by way of a sale of 60 percent interest in GigaMedia’s online gaming software business to Mangas Gaming for an up-front cash payment of US$100 million. The strategic alliance positions Everest Poker to benefit from increased liquidity, cross-selling, and operational synergies. The high value strategic shareholders, former media boss Stephane Courbit’s Lov Group and the Monte Carlo casino operator SBM, offer tremendous upside.

■	World Series of Poker: Everest Poker celebrates finals in second year of sponsorship; extensive ESPN broadcasts of the tournament and finals to air in Everest’s European markets in Q4 and throughout 2010.

■	New MMORPG launches: Warhammer Online in Taiwan and Hong Kong and Luna Online in China.

■	Second and third-quarter revenues of $37.7 million and $37.2 million, respectively; second-quarter net income of $128 thousand and third-quarter net loss of $2.4 million, with respective fully-diluted GAAP earnings per share of nil and loss per share of $0.04 and non-GAAP fully-diluted earnings per share of $0.01 and loss per share of $0.03.
HONG KONG, December 21, 2009 — GigaMedia Limited (NASDAQ: GIGM) today reported second and third-quarter 2009 financial results, with second-quarter revenues of $37.7 million and EBITDA of $2.3 million, and third-quarter revenues of $37.2 million and negative EBITDA of $10 thousand.
Second and third-quarter results were negatively affected by economic conditions and strong competitive pressures in Europe, and substantial marketing and other expenses surrounding new online game initiatives in Asia. Both the gaming software and the Asian online games businesses delivered worse than expected performance during the periods.

Second-quarter 2009 non-GAAP basic and diluted earnings per share were $0.02 and $0.01, respectively. Third-quarter non-GAAP basic and diluted loss per share were each $0.03. Period results exclude results from discontinued operations and non-cash share-based compensation expenses.
“We faced tough market conditions and strong operating challenges in the second and third quarters in our gambling software and our Asian online games businesses — and did not respond as well as we should,” stated GigaMedia Limited CEO Arthur Wang. “We were successful however in forging a powerful strategic alliance in Europe which we believe will be very value creative — and as a side benefit free up management time and financial firepower for our planned expansion in Asia.”
“We remain confident in the strategic position of our Asian online games business and intend to expand aggressively by M&A and organic growth,” stated President and COO Thomas Hui. “Focus on improving our pipeline, enhancing scale and strengthening execution capabilities will position us strongly to rebuild solid business momentum in 2010.”
Additional information on GigaMedia’s new strategic alliance with Mangas Gaming can be found in GigaMedia’s press release dated December 16, 2009.

Consolidated Financial Results
For the Second and Third Quarters

GIGAMEDIA 3Q09 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q09	3Q08	Change (%)	3Q09	2Q09	Change (%)
Revenues (A)	37,184	45,691	-19	37,184	37,725	-1
Gross Profit(A)	27,689	37,163	-25	27,689	28,567	-3
Income (Loss) from Operations (A)	(3,285)	5,836	NA	(3,285)	(244)	NA
Income (Loss) from Continuing Operations (A)	(3,207)	2,889	NA	(3,207)	(16)	NA
Net Income (Loss) Attributable to GigaMedia	(2,371)	12,036	NA	(2,371)	128	NA
Net Income (Loss) Per Share, Diluted	(0.04)	0.20	NA	(0.04)	0.00	NA
Non-GAAP Income (Loss) from Operations(A)(B)	(2,460)	10,723	NA	(2,460)	581	NA
Non-GAAP Net Income (Loss) (A) (B)	(1,621)	10,713	NA	(1,621)	877	NA
Non-GAAP Net Income (Loss) Per Share, Diluted (A) (B)	(0.03)	0.18	NA	(0.03)	0.01	NA
EBITDA (C)	(10)	14,424	NA	(10)	2,324	NA
Cash, Cash Equivalents and Marketable Securities—Current	96,267	103,741	-7	96,267	100,358	-4

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income from operations, non-GAAP net income and non-GAAP net income (loss) per share exclude results from discontinued operations, and non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter decreased 23 percent to $37.7 million from $48.9 million in the same period of 2008, and 15 percent compared to the first quarter of 2009. The year-period decrease was primarily due to lower contributions from the company’s gaming software business reflecting the impact of strong competitive pressures and the global economic downturn on player activities in the industry, the latter of which resulted in decreased player spending. Quarter-over-quarter results reflected traditional seasonality effects on the gaming software and the Asian online games businesses.
Consolidated revenues for the third quarter decreased 19 percent year-over-year to $37.2 million from $45.7 million and 1 percent quarter-over-quarter. The year-period decrease was primarily due to lower contributions from the company’s gaming software business reflecting the impact of the global economic downturn on player spending in the industry, as well as strong competitive pressures, including challenges from U.S.-facing sites. This year-over-year decrease in revenues from the gaming software business more than offset a small increase in revenues from GigaMedia’s Asian online games business during the period. Quarter-over-quarter results reflected traditional seasonality effects on the gaming software business.
Consolidated gross profit for the second quarter decreased to $28.6 million from $39.9 million in the same period of 2008 and from $35.1 million in the first quarter of 2009. Second-quarter consolidated gross profit margin decreased to 75.7 percent from 81.5 percent in the same period of 2008 and 79.1 percent in the first quarter of 2009, reflecting gross margin decreases in the gaming software and Asian online games businesses during the periods.
Consolidated gross profit for the third quarter decreased to $27.7 million from $37.2 million in the third quarter of 2008 and from $28.6 million in the second quarter of 2009. Third-quarter consolidated gross profit margin decreased to 74.5 percent from 81.3 percent in the same period of 2008 and 75.7 percent in the second quarter of 2009, with the year-over-year decrease attributable to decreased gross margins in the gaming software and Asian online games businesses during the period, and the quarter-over-quarter decrease attributable to a decrease in the gross margin of the Asian online games business resulting from licensed game costs.
Consolidated income from operations decreased in the second quarter to a loss of $244 thousand from consolidated income from operations of $11.7 million in the second quarter of 2008 and $5.4 million in the first quarter of 2009.
Consolidated income from operations decreased in the third quarter to a loss of $3.3 million from consolidated income from operations of $5.8 million in the third quarter of 2008 and a loss of $244 thousand in the second quarter of 2009.

The period decreases in consolidated income from operations reflected the aforementioned revenue decreases and lower gross profit margins, as well as increased selling and marketing expenses related to new licensed games launched in the Asian online games business.
Consolidated non-operating income during the second quarter of 2009 was $234 thousand, up from non-operating income of approximately $175 thousand in the second quarter of 2008 and down from $268 thousand recorded in the previous quarter. GigaMedia’s second-quarter non-operating income primarily consisted of foreign exchange gains.
Consolidated non-operating income during the third quarter of 2009 was $204 thousand, up from a loss of $2.8 million in the same period of 2008 and down from $234 thousand in the second quarter of 2009. GigaMedia’s third-quarter non-operating income primarily consisted of certain tax subsidies received by T2CN.
Net income for the second quarter decreased to $128 thousand compared to net income of $11.2 million in the second quarter of 2008 and $4.8 million in the first quarter of 2009, reflecting the aforementioned factors affecting income from operations during the periods.
Net income for the third quarter decreased to a loss of $2.4 million compared to net income of $12.0 million in the same period of 2008 and $128 thousand in the second quarter of 2009, reflecting the aforementioned factors affecting income from operations and non-operating income during the periods.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The company’s second and third-quarter non-GAAP financial measures exclude results from discontinued operations and non-cash share-based compensation expenses. Results from discontinued operations represented income of approximately $40 thousand in both the second and third quarters of 2009. Second-quarter non-cash share-based compensation charges were $789 thousand, down from $912 thousand in the same period in 2008. Third-quarter non-cash share-based compensation charges were $790 thousand, down from $856 thousand in the same period in 2008. Reconciliations of non-GAAP measures to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” and “About the Numbers in This Release — Non-GAAP figures,” for more details.)
Non-GAAP consolidated income from operations was approximately $581 thousand in the second quarter of 2009, down from $12.6 million in the second quarter of 2008 and $6.4 million in the first quarter of 2009. Non-GAAP consolidated net income in the second quarter was approximately $877 thousand compared to $11.9 million in the same period last year and $5.7 million in the first quarter of 2009. Non-GAAP basic and fully-diluted earnings per share in the second quarter of 2009 were $0.02 and $0.01, respectively.

Non-GAAP consolidated income from operations decreased to a loss of approximately $2.5 million in the third quarter of 2009 from income of $10.7 million in the third quarter of 2008 and approximately $581 thousand in the second quarter of 2009. Non-GAAP consolidated net loss in the third quarter was approximately $1.6 million compared to non-GAAP consolidated net income of $10.7 million in the same period last year and approximately $877 thousand in the second quarter of 2009. Both non-GAAP basic and fully-diluted loss per share in the third quarter of 2009 were $0.03.
Consolidated EBITDA for the second quarter of 2009 was $2.3 million, down from $13.0 million in the same period last year and $7.2 million in the first quarter of 2009. Operating cash flow for the second quarter of 2009 was $3.3 million. Capital expenditures totaled $5.4 million for the period.
Consolidated EBITDA for the third quarter of 2009 decreased to a loss of $10 thousand from $14.4 million in the same period last year and $2.3 million in the second quarter of 2009. Operating cash flow for the third quarter of 2009 was $409 thousand. Capital expenditures totaled $3.0 million for the period.
GigaMedia continued to maintain a healthy balance sheet during the third quarter. Cash, cash equivalents and marketable securities-current were $96.3 million, down from $100.4 million in the second quarter of 2009. Total short-term borrowings were $22.4 million at the end of the third quarter of 2009.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker, casino, and sports betting gaming software solutions and application services, primarily targeting continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China.
Gaming Software Business

(unaudited, in US$ thousands)	3Q09	3Q08	Change (%)	3Q09	2Q09	Change (%)
Revenues	25,387	34,514	-26	25,387	26,071	-3
Gross Profit	20,559	28,977	-29	20,559	21,031	-2
Income from Operations	1,191	9,306	-87	1,191	2,351	-49
EBITDA	2,410	10,412	-77	2,410	3,472	-31
Results of the gaming software business in the second and third quarters were negatively impacted by several factors. Revenues in the gaming software business traditionally decline during Europe’s summer holiday season. During the second and third quarters of 2009, trends in player activity reflected traditional seasonality; they also continued to be negatively impacted by the economic downturn in Europe, which resulted in decreased playing activity and lower ARPU, as well as strong competitive pressures, including from sites operating illegally in the United States.
To drive future growth, as announced December 16, 2009, GigaMedia has entered a strategic alliance with European gaming leader Mangas Gaming by way of a sale of interest in GigaMedia’s online gambling software business to Mangas. The alliance is expected to create one of the largest poker player “liquidity” platforms in Europe, generate strong operational synergies, and enhance the ability of the business to navigate the trend toward individually regulated markets.
Second-quarter revenues in the gaming software business decreased 29 percent year-over-year to $26.1 million from $36.9 million and decreased 18 percent quarter-over-quarter from $31.7 million. Third-quarter revenues in the gaming software business decreased 26 percent year-over-year to $25.4 million from $34.5 million and decreased 3 percent quarter-over-quarter from $26.1 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $8.3 million and $8.5 million during the second and third quarters of 2009, respectively. Second-quarter results represented a decrease of 51 percent from $17.0 million in 2008 and a 43 percent decrease from the first quarter of 2009, which totaled $14.6 million. Third-quarter results represented a decrease of 48 percent from $16.4 million in 2008 and a 2 percent increase from the second quarter of 2009. Such revenues are eliminated in consolidation.
Revenues in the poker software vertical were $17.4 million in the second quarter of 2009, down 36 percent from the same period of 2008 and 19 percent from the first quarter of 2009. Revenues in the poker software vertical were $15.8 million in the third quarter of 2009, down 33 percent from the same period of 2008 and 9 percent from the second quarter of 2009, with both second and third quarter revenues reflecting the impact of the adverse economic climate in Europe. Second and third-quarter poker software revenues represented 67 percent and 62 percent of the business unit’s total second and third-quarter 2009 revenues, respectively. Active depositing real-money customers were approximately 165,000 and 156,000 during the second and third quarters, respectively. Second-quarter results represented a decrease of 10 percent from the previous quarter. Third- quarter results represented a decrease of 6 percent from the second quarter. During the second and third quarters, approximately 34,000 and 30,000 new depositing real-money poker players were added, respectively. This represented respective decreases of 25 percent and 13 percent, quarter-over-quarter. Average quarterly revenue per active paying account decreased approximately 11 percent in the second quarter compared to the first quarter, and approximately 4 percent in the third quarter compared to the second quarter.

Revenues in the casino software vertical were $8.7 million and $9.6 million during the second and third quarters of 2009, respectively. Second-quarter results represented a 9 percent decrease from the same period in 2008 and a 15 percent decrease from the previous quarter. Third-quarter results represented a 12 percent decrease from the same period in 2008 and an 11 percent increase from the second quarter. Results reflected the impact of the global economic downturn, which resulted in lower player numbers; the quarterly sequential increase in third-quarter revenues was driven by higher bets put by players on games.
Second-quarter gross profit was $21.0 million compared to $31.1 million in the same period last year and $26.1 in the first quarter of 2009, in line with revenues recorded during the periods. Third-quarter gross profit was $20.6 million compared to $29.0 million in the same period last year and $21.0 million in the second quarter of 2009, in line with revenues recorded during the periods. Second-quarter gross profit margin decreased year-over-year to 80.7 percent from 84.2 percent in 2008 and from 82.3 percent in the first quarter of 2009. Third-quarter gross profit margin decreased year-over-year to 81.0 percent from 84.0 percent in 2008 and held steady compared to the second quarter. The period decreases in gross margin were attributable to revenue decreases outpacing decreases in certain fixed costs.
Total second-quarter selling and marketing expenses were $13.9 million, down from $14.9 million in the same period of 2008 and $15.1 million in the first quarter of 2009. Total third-quarter selling and marketing expenses were $13.4 million, down from $14.3 million in the same period of 2008 and $13.9 million in the second quarter of 2009. For both the second and third quarters, the year-over-year and quarter-over-quarter decreases were mainly attributable to decreased affiliated marketing expenses in line with revenue trends and improved efficiencies in the affiliated marketing program driven by new cost containment functionalities within our affiliate software and focus on higher value partners.
Income from operations was $2.4 million in the second quarter of 2009 compared to $10.4 million in the same period of 2008 and $4.9 million in the first quarter of 2009. Income from operations was $1.2 million in the third quarter of 2009 compared to $9.3 million in the same period of 2008 and $2.4 million in the second quarter of 2009. Second-quarter operating margins declined year-over-year to 9.0 percent from 28.1 percent in 2008 and from 15.3 percent in the first quarter of 2009. Third-quarter operating margins declined year-over-year to 4.7 percent from 27.0 percent in 2008 and from 9.0 percent in the second quarter of 2009. The period margin decreases were primarily due to the aforementioned revenue downturns and decreased gross profit.
EBITDA was $3.5 million in the second quarter of 2009, down from $10.9 million in the second quarter of 2008 and $6.2 million in the first quarter of 2009. EBITDA was $2.4 million in the third quarter of 2009, down from $10.4 million in the third quarter of 2008 and $3.5 million in the second quarter of

2009. Capital expenditures totaled approximately $2.8 million for the second quarter of 2009 and $2.6 million for the third quarter.
Asian Online Games Business

(unaudited, in US$ thousands)	3Q09	3Q08	Change (%)	3Q09	2Q09	Change (%)
Revenues	11,797	11,177	6	11,797	11,654	1
Gross Profit	7,130	8,185	-13	7,130	7,536	-5
Income (Loss) from Operations	(1,172)	(2,357)	NA	(1,172)	35	NA
EBITDA	827	(3,371)	NA	827	1,152	-28
Results of the Asian online games business were mixed in the second and third quarters. The platform’s traditional offering of casual and advanced casual online games continued to deliver solid results, but contributions from newly launched MMORPGs were weaker than expected. Overall results were negatively impacted by significant marketing expenses related to new launches of MMORPGs.
To drive future growth, during the third quarter GigaMedia entered a strategic partnership with leading game development studio JC Entertainment Corp. (“JCE”) by way of an investment in JCE. JCE is one of Korea’s top online game developers, renowned as the creator of FreeStyle. FreeStyle is one of the most popular sports games ever in China and a significant revenue driver for GigaMedia’s China platform, T2CN. Under the partnership, JCE and GigaMedia will further strengthen their cooperation in China’s online game market.
Second-quarter revenues in the Asian online games business decreased 3 percent to $11.7 million from $12.0 million a year ago and decreased 8 percent from $12.7 million in the first quarter. Third-quarter revenues grew 6 percent to $11.8 million from $11.2 million a year ago and increased 1 percent from the second quarter. For the second quarter, the year-over-year decrease primarily reflected decreased contributions from T2CN, which offset increased revenues in FunTown. The quarterly sequential decrease in the second quarter reflected lower contributions from both FunTown and T2CN. For the third quarter, year-over-year growth was driven by FunTown, which offset a small decrease in T2CN revenues. The quarterly sequential revenue increase resulted from growth in T2CN.
Second-quarter revenues for FunTown increased 10 percent to $7.3 million from $6.6 million a year ago and decreased 5 percent from $7.7 million in the previous quarter. Third-quarter revenues for FunTown increased 13 percent to $7.1 million from $6.2 million a year ago and decreased 3 percent from $7.3 million in the previous quarter. Average monthly active paying accounts were approximately 104,000 and 95,000 during the second and third quarters, respectively, which represented steady player activity sequentially for the second quarter and a sequential decrease of 8 percent for the third quarter. Average monthly revenue per active paying account was $23.28 and $24.70 during the second and third quarters of 2009, respectively, representing a quarterly sequential decrease of 5 percent and an increase of 6 percent, respectively. Second-quarter peak concurrent users were approximately 41,000, a 17 percent decrease from the first quarter, which benefited from heavy promotions run during Chinese New Year. Third-quarter peak concurrent users were approximately 44,000, a 5 percent increase from the second quarter, attributable to the launch of Warhammer Online.
Total revenues for T2CN in the second quarter of 2009 were $4.4 million, representing an 18 percent decrease from $5.4 million in the second quarter of 2008 and a 12 percent decrease from $5.0 million in the first quarter. Total revenues for T2CN in the third quarter of 2009 were $4.7 million, representing a 4 percent decrease from $4.9 million in the third quarter of 2008 and an 8 percent increase from $4.4 million in the second quarter. For the second quarter, the year-over-year variation reflected both comparison with exceptionally strong results in 2008, which benefited from promotions, and decreased metrics for FreeStyle in line with the advanced life cycle of the game. The quarterly sequential variation reflected comparison with strong first-quarter results, which benefited from heavy promotions run during Chinese New Year. Third-quarter year-over-year variation was attributable to expected decreased contributions from FreeStyle; quarter-over-quarter revenue growth was mainly due to the new game Luna Online. During the second and third quarters, T2CN’s average monthly active paying accounts were approximately 333,000 and 336,000, respectively, representing a decrease of 17 percent and an increase of 1 percent, quarter-over-quarter, respectively. Average monthly revenue per active paying account was $4.34 during the second quarter of 2009, up 6 percent quarter-over-quarter, and $4.41 during the third quarter, up 1 percent from the second quarter. Peak concurrent users of FreeStyle were approximately 94,000 and 85,000 during the second and third quarters of 2009, respectively, representing respective quarterly sequential decreases of 21 and 10 percent.
Second-quarter gross profit was $7.5 million, down from $8.8 million in the second quarter of 2008 and down from $9.0 million in the first quarter of 2009. Third-quarter gross profit was $7.1 million, down from $8.2 million in the third quarter of 2008 and down from $7.5 million in the second quarter of 2009. Second-quarter gross profit margin decreased year-over-year to 64.7 percent from 73.3 percent in 2008 and from 70.9 percent quarter-over-quarter. Third-quarter gross profit margin decreased year-over-year to 60.4 percent from 73.2 percent in 2008 and from 64.7 percent in the second quarter. The declines in gross profit and gross profit margin were mainly attributable to increases in fixed costs related to new licensed games launched during the periods, namely Warhammer Online in the second quarter and Luna Online in the third quarter. These fixed costs included license fees, bandwidth costs, server depreciation, software amortization and payroll costs.

Total selling and marketing expenses in the second quarter of 2009 were $4.3 million compared to $2.3 million in the second quarter of 2008 and $3.0 million in the previous quarter. Total selling and marketing expenses in the third quarter of 2009 were $5.1 million compared to $3.3 million in the third quarter of 2008 and $4.3 million in the second quarter. The period increases were primarily due to increases in mass media promotional/advertising expenses, with extensive marketing campaigns run to support the launches of Warhammer Online and Luna Online.
Income from operations decreased to $35 thousand during the second quarter of 2009 from $3.2 million in the same period of 2008 and $2.7 million in the first quarter of 2009. For the third quarter, the business recorded a loss from operations of $1.2 million compared to a loss of $2.4 million in the same period of 2008 and income from operations of $35 thousand in the second quarter of 2009. Income from operations was negatively impacted by lower gross profit, as well as increased marketing efforts and expenses related to new game launches.
EBITDA decreased to $1.2 million in the second quarter of 2009 from $3.5 million a year ago and $3.1 million in the first quarter of 2009. EBITDA increased to $827 thousand in the third quarter of 2009 from a loss of $3.4 million a year ago and was relatively unchanged quarter-over-quarter. Capital expenditures totaled approximately $2.2 million for the second quarter of 2009 and $782 thousand for the third quarter.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of December 21, 2009. Given potential changes in economic conditions and consumer spending, the evolving nature of gaming software, online games, and various other risk factors, including those discussed in the company’s 2008 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. The company expects continued challenging operating conditions in the fourth quarter of 2009 and the first quarter of 2010, partially offset by the impact of favorable seasonal trends in the European online gaming markets.
Asian online games business. While the company expects year-over-year top-line growth, management anticipates a small double-digit quarterly sequential decrease in revenues due to the lack of new games in the fourth quarter. In addition, management expects to record non-cash write-offs estimated at around US$35 million to US$45 million in the fourth quarter related to certain legacy games, game intangibles, underperforming games and game investments.

Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including write-offs related to game licensing, gains and losses on the sale of businesses and discontinued operations, and write-offs recorded by equity method investees. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on Statement of Financial Accounting Standards
No. 123(R) (“SFAS 123(R)”). The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Results from continuing operations
On September 3, 2008, the company sold its legacy cable and corporate Internet service provider (“ISP”) business. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the company has recast the current and past quarterly financial results presented herein to reflect this sale, unless otherwise noted. Results of the legacy cable and corporate ISP business are reported separately as discontinued operations in the consolidated financial statements.
SFAS No. 160
In January 2009, the company adopted SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” contained in this press release refer to the income statement line item titled “Net income attributable to GigaMedia.”
Non-GAAP figures
GigaMedia’s management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results and business outlook. The company’s second and third-quarter non-GAAP financial measures exclude results from discontinued operations representing income of approximately $40 thousand and $40 thousand, respectively, as well as second and third-quarter non-cash share-based compensation expenses of approximately $789 thousand and $790 thousand, respectively.
The company’s non-GAAP financial measures reported herein include non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described above and reconciliations to the corresponding GAAP measures are included at the end of this release.
Conference Call and Webcast
GigaMedia will hold a conference call at 9:00 p.m. Taipei/Hong Kong Time on December 21, 2009, which is 8:00 a.m. Eastern Daylight Time on December 21, 2009 in the United States, to discuss the company’s strategic alliance with

Mangas Gaming and GigaMedia’s second and third-quarter 2009 performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of Taiwan’s largest online MahJong game sites, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gaming and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2009 and its other filings with the United States Securities and Exchange Commission.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2009	6/30/2009	3/31/2009	9/30/2008	6/30/2008
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Gaming software and service revenues	25,386,522	26,070,963	31,744,732	34,514,493	36,889,478
Online game and service revenues	11,797,023	11,654,264	12,672,652	11,176,804	12,014,730

	37,183,545	37,725,227	44,417,384	45,691,297	48,904,208

Operating costs
Cost of gaming software and service revenues	4,827,852	5,040,154	5,610,919	5,537,104	5,823,047
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $28,600, $28,334, $28,591, $13,520, and $13,266, respectively)	4,666,982	4,118,570	3,688,723	2,991,517	3,202,907

	9,494,834	9,158,724	9,299,642	8,528,621	9,025,954

Gross profit	27,688,711	28,566,503	35,117,742	37,162,676	39,878,254

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $27,036, $26,676, $27,038,124,788, and $124,788, respectively)	3,563,665	2,891,651	3,943,713	4,041,331	3,553,619
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $64,036, $63,746, $66,295, $58,753, and $58,595, respectively)	19,644,785	18,244,623	18,136,963	17,538,401	17,273,684
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $705,368, $705,639, $844,360, $701,088, and $782,459, respectively)	7,700,169	7,634,809	7,544,381	5,671,824	7,348,691
Bad debt expenses	61,021	31,092	43,760	2,726,201	46,162
Impairment loss	3,936	8,071	29,932	1,349,348	0

	30,973,576	28,810,246	29,698,749	31,327,105	28,222,156

Income (loss) from operations	(3,284,865)	(243,743)	5,418,993	5,835,571	11,656,098

Non-operating income (expense)
Interest income	149,939	63,200	103,140	157,850	306,144
Interest expense	(92,463)	(86,480)	(93,144)	(268,273)	(252,200)
Foreign exchange gain (loss) — net	(173,096)	279,560	183,977	129,137	53,608
Loss on disposal of property, plant and equipment	(259)	(14,674)	(2,218)	(5,184)	(1,048)
Loss on equity method investments	(67,537)	(55,416)	(18,887)	(2,884,759)	0
Other	387,662	48,142	95,315	104,584	68,222

	204,246	234,332	268,183	(2,766,645)	174,726

Income (loss) from continuing operations before income taxes	(3,080,619)	(9,411)	5,687,176	3,068,926	11,830,824
Income tax expense	(126,669)	(6,836)	(507,098)	(179,965)	(268,517)

Income (loss) from continuing operations	(3,207,288)	(16,247)	5,180,078	2,888,961	11,562,307
Income from discontinued operations	39,904	39,854	39,117	8,045,707	246,549

Net income (loss)	(3,167,384)	23,607	5,219,195	10,934,668	11,808,856
Less: Net loss (income) attributable to noncontrolling interest	796,220	103,982	(376,120)	1,101,720	(609,243)

Net income (loss) attributable to GigaMedia	(2,371,164)	127,589	4,843,075	12,036,388	11,199,613

Earnings (loss) per share attributable to GigaMedia
Basic:
Income (loss)from continuing operations	(0.04)	0.00	0.09	0.07	0.20
Income from discontinued operations	0.00	0.00	0.00	0.15	0.01

	(0.04)	0.00	0.09	0.22	0.21

Fully-diluted:
Income (loss)from continuing operations	(0.04)	0.00	0.08	0.07	0.18
Income from discontinued operations	0.00	0.00	0.00	0.13	0.01

	(0.04)	0.00	0.08	0.20	0.19

Weighted average shares outstanding:
Basic	54,539,960	54,508,640	54,402,284	54,221,277	54,049,298

Diluted	59,538,695	59,742,121	59,714,969	60,020,643	60,327,221

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	9/30/2009	6/30/2009	3/31/2009	9/30/2008	6/30/2008
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	92,803,587	96,912,349	94,032,238	91,011,138	76,682,114
Marketable securities — current	3,463,485	3,446,137	3,428,756	12,729,647	4,972,892
Accounts receivable — net	14,624,293	13,861,741	13,910,232	15,088,072	18,174,762
Prepaid expenses	13,503,836	15,430,669	14,603,575	17,591,737	17,875,368
Restricted cash	930,000	1,326,097	973,460	6,482,857	3,983,726
Other receivables	3,138,194	1,847,067	3,057,764	2,399,725	2,988,970
Other current assets	1,343,395	1,366,218	1,273,069	287,390	2,992,073

Total current assets	129,806,790	134,190,278	131,279,094	145,590,566	127,669,905
Marketable securities — noncurrent	33,146,617	28,262,673	26,720,241	24,017,482	24,017,482
Investments	2,178,809	1,980,425	1,823,304	2,052,002	5,110,993
Property, plant & equipment — net	13,655,552	14,703,578	13,538,685	12,019,301	15,452,942
Goodwill	87,612,567	87,090,457	86,239,127	87,612,567	89,227,014
Intangible assets — net	34,533,740	32,854,747	29,103,405	27,729,409	29,168,135
Prepaid licensing and royalty fees	22,891,018	22,043,230	21,323,534	21,130,128	19,309,073
Other assets	5,767,139	5,751,881	11,139,691	6,044,920	6,189,980

Total assets	329,592,232	326,877,269	321,167,081	326,196,375	316,145,524

Liabilities & equity
Short-term borrowings	22,376,130	16,761,345	14,743,132	29,520,529	32,294,135
Accounts payable	1,015,670	1,498,293	1,510,865	946,445	1,822,957
Accrued compensation	3,226,713	2,616,383	2,218,405	5,302,853	5,093,276
Accrued expenses	11,633,268	10,626,738	11,712,399	13,320,789	9,016,440
Player account balances	33,336,586	32,335,007	33,174,930	32,922,049	33,956,994
Other current liabilities	13,536,390	14,854,177	11,895,575	15,604,044	14,692,433

Total current liabilities	85,124,757	78,691,943	75,255,306	97,616,709	96,876,235
Other liabilities	4,013,344	3,976,124	3,993,293	498,939	1,371,410

Total liabilities	89,138,101	82,668,067	79,248,599	98,115,648	98,247,645

GigaMedia’s shareholders’ equity	232,589,900	235,409,841	233,059,841	219,824,630	208,622,466
Noncontrolling interest	7,864,231	8,799,361	8,858,641	8,256,097	9,275,413

Total equity	240,454,131	244,209,202	241,918,482	228,080,727	217,897,879

Total liabilities & equity	329,592,232	326,877,269	321,167,081	326,196,375	316,145,524

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2009	6/30/2009	3/31/2009	9/30/2008	6/30/2008
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Income (loss) from operations
GAAP result	(3,284,865)	(243,743)	5,418,993	5,835,571	11,656,098
Adjustments:
(a) share-based compensation	825,040	824,395	966,284	898,149	979,108
(b) bad debt expenses related to the loans to Flagship	0	0	0	2,640,278	0
(c) write-off of capitalized license costs	0	0	0	1,349,348	0

Non-GAAP result	(2,459,825)	580,652	6,385,277	10,723,346	12,635,206

Net income (loss) attributable to GigaMedia
GAAP result	(2,371,164)	127,589	4,843,075	12,036,388	11,199,613
Adjustments:
(a) share-based compensation	790,061	789,086	931,078	856,380	911,629
(b) bad debt expenses related to the loans to Flagship	0	0	0	2,640,278	0
(c) write-off of capitalized license costs	0	0	0	1,123,281	0
(d) write off recorded by an equity method investee	0	0	0	2,102,159	0
(e) income from discontinued operations	(39,904)	(39,854)	(39,117)	(8,045,707)	(246,549)

Non-GAAP result	(1,621,007)	876,821	5,735,036	10,712,779	11,864,693

Basic earnings (loss) per share attributable to GigaMedia
GAAP result	(0.04)	0.00	0.09	0.22	0.21
Adjustments	0.01	0.02	0.02	(0.02)	0.01

Non-GAAP result	(0.03)	0.02	0.11	0.20	0.22

Diluted earnings (loss) per share attributable to GigaMedia
GAAP result	(0.04)	0.00	0.08	0.20	0.19
Adjustments	0.01	0.01	0.02	(0.02)	0.01

Non-GAAP result	(0.03)	0.01	0.10	0.18	0.20

Reconciliation of Net Income to EBITDA
Net income (loss) attributable to GigaMedia	(2,371,164)	127,589	4,843,075	12,036,388	11,199,613
Depreciation	884,111	765,986	718,147	616,965	601,787
Amortization	1,399,942	1,316,503	1,179,962	1,294,253	986,009
Interest expense	54,447	39,775	24,724	143,960	53,989
Tax expense	22,543	73,805	419,228	332,725	196,068

EBITDA	(10,121)	2,323,658	7,185,136	14,424,291	13,037,466